UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.  2)

IDO SECURITY, INC.

(Name of Issuer)

COMMON STOCK, Par Value 0.001

(Title of Class of Securities)

449399104

(CUSIP Number)

December 5, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	CUSIP No. 449399104

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only):

B&W Equities, LLC 20-1422186
2	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐
3	SEC use only:

4	Citizenship or Place of Organization:

NY

	5	Sole Voting Power:

Number of		1,988,791
Shares	6	Shared Voting Power:
Beneficially
Owned by
Each	7	Sole Dispositive Power:
Reporting
Person		1,988,791
With:	8	Shared Dispositive Power:

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,988,791
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

☐
11	Percent of Class Represented by Amount in Row (9):

7.95
12	Type of Reporting Person (See Instructions):

OO

ITEM 1.

(A)   NAME OF ISSUER: IDO SECURITY, INC.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE

7875 SW 40th Street, Suite 224 Miami, Florida 33155-3510

ITEM 2.

(A) NAME OF PERSONS FILING	B&W Equities, LLC

(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE

4424 16th Avenue, Brooklyn, NY 11204

(C) CITIZENSHIP	NY

(D) TITLE OF CLASS OF SECURITIES	Common Stock

(E) CUSIP NUMBER	449399104

ITEM 3.

If this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,988,791

As of January 22, 2014, the 1,976,291 shares included in this filing (the "Shares") are held by Double U Master Fund LP (1,976,291) and Double U Trading Fund LP (12,500). The Double U Master Fund LP is a master fund in a master-feeder structure of which B&W Equities, LLC serves as the general partner of the master fund. Isaac Winehouse is the manager of B&W Equities, LLC and has ultimate responsibility of trading with respect to Double U Master Fund LP and Double U Trading LP and may be deemed to have voting and/or dispositive power with respect to the Shares. Mr. Winehouse disclaims any beneficial ownership of the Shares.

(b)	Percent of class: 8.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,988,791

(ii)	Shared power to vote or to direct the vote:

(iii)	Sole power to dispose or to direct the disposition of: 1,988,791

(iv)	Shared power to dispose or to direct the disposition of:

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 4(a)

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

ITEM 10.	CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 4, 2014

B&W EQUITIES, LLC

By:	/s/ Isaac Winehouse
Name: Isaac Winehouse
Title: Managing Member